EXHIBIT 12

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31, 2005, 2004, 2003, 2002, and 2001
(in thousands of dollars except for ratios)
(Unaudited)

Earnings:	2005	2004	2003	2002	2001
Income from continuing operations before income taxes*	$772,926(a)	$815,174	$708,164(b)	$617,943(c)	$330,550(d)
Add (Deduct):
Interest on indebtedness	89,485	67,919	65,265	64,398	71,470
Portion of rents representative of the interest factor (e)	8,244	9,711	12,742	15,467	15,451
Amortization of debt expense	463	446	446	457	464
Amortization of capitalized interest	3,068	3,544	3,880	4,018	4,228
Earnings as adjusted	$874,186	$896,794	$790,497	$702,283	$422,163

Fixed Charges:
Interest on indebtedness	$89,485	$67,919	$65,265	$64,398	$71,470
Portion of rents representative of the interest factor (e)	8,244	9,711	12,742	15,467	15,451
Amortization of debt expense	463	446	446	457	464
Capitalized interest	3	2,597	1,953	1,144	1,498
Total fixed charges	$98,195	$80,673	$80,406	$81,466	$88,883
Ratio of earnings to fixed charges	8.90	11.12	9.83	8.62	4.75

NOTES:

*	Amounts for all years have been adjusted to reflect the impact of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, adopted by the Company in 2005.
(a)	Includes total charges for business realignment initiatives of $119.0 million before tax.
(b)	Includes total charges for business realignment initiatives of $25.5 million and a gain on sale of business of $8.3 million.
(c)	Includes total charges for business realignment initiatives of $34.0 million before tax and costs related to the potential sale of the Company of $17.2 million before tax.
(d)	Includes total charges for business realignment initiatives of $278.4 million before tax.
(e)
Portion of rents representative of the interest factor consists of all rental expense pertaining to off-balance sheet operating lease arrangements and one-third of rental expense for other operating leases.